UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SAB Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

78397T 103

(CUSIP Number)

October 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397T 103

1.	Names of Reporting Persons Big Cypress Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,047,825 shares (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,047,825 shares (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,047,825 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Big Cypress Holdings LLC (the “Sponsor”) together with Samuel J. Reich and Ilan Katz. The shares reported herein includes 598,580 of shares of common stock that are subject to vesting during a period of up to five years after October 22, 2021, which is the closing date of the Issuer’s business combination. The vesting of such shares is contingent on achievement of certain stock price milestones, as further described in the Issuer’s prospectus/proxy statement filed with the SEC on September 23, 2021, which is incorporated herein by reference. Excludes 208,600 warrants to purchase common stock because the warrants are not exercisable within 60 days from the date hereof. The warrants are exercisable commencing on January 14, 2022, which is 12 months from the closing of initial public offering of the Issuer, which at the time of the initial public offering was named Big Cypress Acquisition Corp. The Sponsor is the holder of record of the securities. Messrs. Samuel J. Reich and Ilan Katz are managers of the Sponsor and Mr. Reich is Director and Executive Chairman of the issuer. Each of Mr. Reich and Katz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, directly or indirectly.

(2)	This percentage is calculated based upon 43,474,779 shares of common stock outstanding as of October 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on October 28, 2021.

CUSIP No. 78397T 103

1.	Names of Reporting Persons Samuel J. Reich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,048,825 shares (1) (3)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,048,825 shares (1) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,048,825 shares (1) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by Big Cypress Holdings LLC (the “Sponsor”) together with Samuel J. Reich and Ilan Katz. The shares reported herein includes 598,580 of shares of common stock that are subject to vesting during a period of up to five years after October 22, 2021, which is the closing date of the Issuer’s business combination. The vesting of such shares is contingent on achievement of certain stock price milestones, as further described in the Issuer’s prospectus/proxy statement filed with the SEC on September 23, 2021, which is incorporated herein by reference. Excludes 208,600 warrants to purchase common stock because the warrants are not exercisable within 60 days from the date hereof. The warrants are exercisable commencing on January 14, 2022, which is 12 months from the closing of initial public offering of the Issuer, which at the time of the initial public offering was named Big Cypress Acquisition Corp. The Sponsor is the holder of record of the securities. Messrs. Samuel J. Reich and Ilan Katz are managers of the Sponsor and Mr. Reich is Director and Executive Chairman of the issuer. Each of Mr. Reich and Katz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, directly or indirectly.

(2)	This percentage is calculated based upon 43,474,779 shares of common stock outstanding as of October 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on October 28, 2021.

(3)	Includes 1,000 shares held by Mr. Reich directly through an open-market purchase on October 14, 2011 at a price per share of $10.11.

CUSIP No. 78397T 103

1.	Names of Reporting Persons Ilan Katz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,049,325 shares (1) (3)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,049,325 shares (1) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,049,325 shares (1) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by Big Cypress Holdings LLC (the “Sponsor”) together with Samuel J. Reich and Ilan Katz. The shares reported herein includes 598,580 of shares of common stock that are subject to vesting during a period of up to five years after October 22, 2021, which is the closing date of the Issuer’s business combination. The vesting of such shares is contingent on achievement of certain stock price milestones, as further described in the Issuer’s prospectus/proxy statement filed with the SEC on September 23, 2021, which is incorporated herein by reference. Excludes 208,600 warrants to purchase common stock because the warrants are not exercisable within 60 days from the date hereof. The warrants are exercisable commencing on January 14, 2022, which is 12 months from the closing of initial public offering of the Issuer, which at the time of the initial public offering was named Big Cypress Acquisition Corp. The Sponsor is the holder of record of the securities. Messrs. Samuel J. Reich and Ilan Katz are managers of the Sponsor and Mr. Reich is Director and Executive Chairman of the Issuer. Each of Mr. Reich and Katz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, directly or indirectly.

(2)	This percentage is calculated based upon 43,474,779 shares of common stock outstanding as of October 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on October 28, 2021.

(3)	Includes 1,500 shares held by Mr. Katz directly through an open-market purchase of 1,000 shares on October 1, 2011 at a price per share of $10.09 and an open market purchase of 500 shares of October 13, 2021 at a price per share of $10.105.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is common stock, $0.0001 par value (“Common Stock”) of SAB Biotherapeutics, Inc. (the “Issuer” and formerly known as Big Cypress Acquisition Corp.), a Delaware corporation. The address of the principal executive offices of the Issuer is 2100 East 54th Street North, Sioux Falls, South Dakota 57104. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Big Cypress Holdings LLC (the “Sponsor”), Samuel J. Reich and Ilan Katz (together, the “Reporting Persons”, each a “Reporting Person”).

(b)	The principal business office of the Sponsor is 300 W. 41st Street, Suite 202, Miami Beach, Florida 33140.

(c)	The Sponsor’s sole business is to act as the sponsor in connection with the initial public offering (the “IPO”) and business combination of the Issuer. Messrs. Reich and Katz are the managers of the Sponsor. The Issuer consummated its IPO on January 14, 2021 and its business combination on October 22, 2021.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Each of Messrs. Reich and Katz are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Founder Shares and Private Placement Units

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. Prior the IPO, the Sponsor paid the Issuer $25,000 for 2,875,000 Founder Shares, (244,375 of which was forfeited prior to the commencement of the IPO). Simultaneously with the IPO, the Sponsor paid $4,172,000 for 417,200 privately placed units (the “Private Units). Each Private Unit automatically separated into one share of Common Stock of the Issuer and one half of one warrant on October 22, 2021, the closing date of the Issuer’s business combination.

Item 4.	Purpose of Transaction

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock of the Issuer, dispose of some or all of the shares of Common Stock of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Mr. Reich is a Director and Executive Chairman of the Issuer. In such capacity, Mr. Reich may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 7.0% of the outstanding shares of Common Stock. Calculations of the percentage oftw the shares of Common Stock beneficially owned is based on 43,474,779 shares of Common Stock outstanding as of October 22, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on October 28, 2021.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as described in Items 7, 8, 9, 10 and 11 on the cover pages of this filing, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Business Combination Agreement

Pursuant to the terms of the Agreement and Plan of Merger (the “Business Combination Agreement”) by and among the Issuer (then known as Big Cypress Acquisition Corp.), Big Cypress Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of BCYP (“Merger Sub”), and SAB Biotherapeutics, Inc., a Delaware corporation (“OLD SAB”), the Sponsor agreed to subject 598,580 shares of common stock to vesting. The vesting of such shares is contingent on achievement of certain stock price milestones, as further described in the Issuer’s prospectus/proxy statement filed with the SEC on September 23, 2021, which is incorporated herein by reference. The full text of the Business Combination Agreement, as amended, is incorporated herein by reference and was filed with the Issuer’s Current Reports on Form 8-K, filed with the SEC on June 22, 2021 and August 16, 2021.

Amended and Restated Registration Rights Agreement

In connection closing of the Business Combination, the Sponsor and certain other stockholders of OLD SAB entered into an Amended and Restated Registration Rights Agreement which provides certain customary registration rights and subjects the shares of common stock including shares held by the Sponsor to a lock-up period for 180 days after closing of the business combination, during which such parties may not transfer any shares of common stock. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain securities of the Issuer, including shares held by the Sponsor.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibits
1	Business Combination Agreement, dated as of June 21, 2021, by and among Big Cypress Acquisition Corp., Big Cypress Merger Sub, Inc., and SAB Biotherapeutics, Inc. (incorporated by reference to the Current Report on Form 8-K filed on June 22, 2021)
2	Amendment to Business Combination Agreement, dated as of August 12, 2021, by and among Big Cypress Acquisition Corp., Big Cypress Merger Sub, Inc., and SAB Biotherapeutics, Inc. (incorporated by reference to the Current Report on Form 8-K filed on August 12, 2021)
3	Amended and Restated Registration Rights Agreement (incorporated by reference to the Current Report on Form 8-K filed on October 28, 2021)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2021

Big Cypress Holdings LLC

By:	/s/ Samuel J. Reich
Name:	Samuel J. Reich
Title:	Manager

By:	/s/ Ilan Katz
Name:	Ilan Katz
Title:	Manager

SAMUEL J. REICH

By:	/s/ Samuel J. Reich
Samuel J. Reich

ILAN KATZ

By:	/s/ Ilan Katz
Ilan Katz